

April 28, 2011

Mr. Sidney D. Rosenblatt
Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

      **Re:**    **Universal Display Corporation**
              **Form 10-K for the Year Ended December 31, 2010**
              **Filed March 16, 2011**
              **File No.  001-12031**

Dear Mr. Rosenblatt:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief